Exhibit 4.4

November 12, 2024

STRICTLY CONFIDENTIAL

Jon Slabaugh

Chief Financial Officer

FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue, N.W., 6th Floor

Washington, DC 20004

Dear Jon:

This letter (this “Amendment”) amends that certain engagement letter dated August 8, 2024 (the “Prior Agreement”) by and between FiscalNote Holdings, Inc. (“Company”) and Northland Securities, Inc. (together with its affiliates, control persons, officers, directors, employees and agents, “Northland”), pursuant to which Company engaged Northland to act as Company’s placement agent in connection with a proposed Offering. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

A. COMPANY FEE PAYMENT OBLIGATIONS

i.

In Section 2D of the Prior Agreement, Company acknowledged that it agreed to pay $285,000 in fees (the “Prior Fee Amount”) owing to Northland for serving as broker to EGT-East, LLC (“EGT-East”) in connection with its liquidation of the shares of Company’s Class A common stock, par value $0.0001 per share (“Common Stock”), issued pursuant to (a) the conversion of Company’s Senior Subordinated Convertible Notes due 2027 issued to EGT-East in December 2023 and January 2024 and (b) the related AI Co-Pilot Partnership Agreement dated December 8, 2023.

ii.

On the date hereof, Company shall issue a Senior Subordinated Convertible Note due 2027 (the “New Note”) to EGT 10 LLC (“EGT 10”), and acknowledges that it has agreed to pay all fees (the “Additional Fee Amount”) reasonably owing to Northland for serving as EGT 10’s broker in connection with its future liquidation of shares of Common Stock pursuant to (a) the conversion of the New Note and (b) the related Securities Purchase Agreement dated as of the date hereof, by and between Company and EGT 10.

B. ISSUANCE AND SALE OF BROKERAGE FEE SHARES

i.

To satisfy Company’s obligations to pay the Prior Fee Amount and the Additional Fee Amount, Company shall issue 650,000 shares of Common Stock (the “Brokerage Fee Shares”) to Northland Securities, Inc. on the date hereof, file a registration statement with the U.S. Securities & Exchange Commission (the “Resale Registration Statement”) promptly following the date hereof, and use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective.

ii.

Following the effectiveness of the Resale Registration Statement, Northland may sell Brokerage Fee Shares until it has generated proceeds equal to the Prior Fee Amount, at which point Company’s obligation to pay the Prior Fee Amount shall be deemed fully satisfied and discharged. Thereafter, Northland may sell additional Brokerage Fee Shares only concurrently with EGT 10’s sales of the EGT 10 Shares, in order to cover the brokerage fees EGT 10 incurs in connection therewith, until Northland has generated proceeds equal to the Additional Fee Amount, at which point Company’s obligation to pay the Additional Fee Amount shall be deemed fully satisfied and discharged.

iii.	Upon Company’s reasonable request, Northland agrees to provide Company reporting on its sales of Brokerage Fee Shares and the amount of proceeds generated therefrom over time.

iv.

If any Brokerage Fee Shares remain unsold after Northland has generated proceeds sufficient to pay both the Prior Fee Amount and the Additional Fee Amount, such remaining shares shall be forfeited to Company and cancelled. If all of the Brokerage Fee Shares are sold and Northland has not generated proceeds sufficient to pay both the Prior Fee Amount and the Additional Fee Amount, Company agrees that it shall owe and pay to Northland the remaining amount of fees outstanding in cash.

v.

Northland and the Company acknowledge and agree that the payment and satisfaction of the Prior Fee Amount and the Additional Fee Amount is solely the responsibility of the Company, and that Northland shall have no recourse against EGT-East or EGT 10, or any of their respective affiliates, successors or assigns, in connection with any owing and unpaid Prior Fee Amount or Additional Fee Amount.

vi.

The parties agree that in the event the Financial Industry Regulatory Authority, Inc. (FINRA), the U.S. Securities and Exchange Commission or another regulatory or self-regulating body determines that the compensation arrangement to Northland set forth in this Amendment is not permissible, the Company shall owe and pay to Northland the total amount of fees outstanding in cash less any amounts previously paid and retained by Northland and, upon receipt of such payment, Northland shall forfeit the Brokerage Fee Shares to the Company.

C. MISCELLANEOUS

i.

This Amendment shall be effective as of the date first written above. Except as expressly provided herein, all of the terms and provisions of the Prior Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Prior Agreement or as a waiver of or consent to any further or future action on the part of either party that would require the waiver or consent of the other party. On and after the date hereof, each reference in the Prior Agreement to the “Agreement,” “hereunder,” “hereof,” “herein,” or words of like import will mean and be a reference to the Prior Agreement as amended by this Amendment.

ii.	This Amendment is governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws provisions thereof.

iii.	This Amendment shall inure to the benefit of and be binding upon each of the Parties and each of their respective permitted successors and assigns.

iv.	Solely with respect to Section B(v) above, EGT 10 and EGT-East are intended third-party beneficiaries of this Amendment.

v.

This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitute one and the same agreement. Delivery of an executed counterpart hereof electronically shall be effective as delivery of an original executed counterpart hereof.

vi.

This Amendment constitutes the entire agreement between the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

[Signature page follows]

If you are in agreement with the foregoing, please sign where indicated below, whereupon this Amendment shall become effective as of the date hereof.

Sincerely,
NORTHLAND SECURITIES, INC.

By:	/s/ Jeff Peterson
Jeff Peterson
Head of Investment Banking
Address:	150 South Fifth Street, Suite 3300
Minneapolis, Minnesota 55402
Attention: Head of Investment Banking

Accepted and agreed to as of the date first written above:

FISCALNOTE HOLDINGS, INC.

By:	/s/ Jon Slabaugh
Jon Slabaugh
Chief Financial Officer